Exhibit 99.4

Super Hi Announces Annual General Meeting on June 24, 2025 and Filing of Its Annual Report on Form 20-F

SINGAPORE, April 24, 2025 (GLOBE NEWSWIRE) -- Super Hi International Holding Ltd. (NASDAQ: HDL and HKEX: 9658) (“Super Hi” or the “Company”), a leading Chinese cuisine restaurant brand operating Haidilao hot pot restaurants in the international market, today announced that it will hold an annual general meeting of the Company's shareholders (the "AGM") virtually at 11:00 a.m. on June 24, 2025, Hong Kong Time (at 11:00 p.m. on June 23, 2025, U.S. Eastern Time), for the purposes of considering and, if thought fit, passing each of the proposed resolutions set forth in the AGM notice. The AGM notice, the AGM circular, and the form of proxy for the AGM are available on the Company's website at https://ir.superhiinternational.com.

Holders of record of the Company's ordinary shares on the Company's register of members as of the close of business on May 9, 2025 (Hong Kong Time) are entitled to attend and vote at the AGM. Holders of the Company's American depositary shares (the "ADSs") as of the close of business on May 9, 2025 (U.S. Eastern Time), who wish to exercise their voting rights for the underlying ordinary shares, must submit their voting instructions to Citibank, N.A., the depositary of the ADSs, and are not permitted to attend or vote in person at the AGM.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2024, with the U.S. Securities and Exchange Commission. The Company’s Form 20-F can be accessed on the Company’s investor relations website at https://ir.superhiinternational.com and on the SEC’s website at http://www.sec.gov.

The Company has also published its Hong Kong annual report for the year ended December 31, 2024 pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, which can be accessed on the Company's investor relations website at https://ir.superhiinternational.com as well as the website of The Stock Exchange of Hong Kong Limited at https://www.hkexnews.hk.

About Super Hi

Super Hi operates Haidilao hot pot restaurants in the international market. Haidilao is a leading Chinese cuisine restaurant brand. With roots in Sichuan from 1994, Haidilao has become one of the most popular and largest Chinese cuisine brands in the world. With over 30 years of brand history, Haidilao is well-loved by guests for its unique dining experience — warm and attentive service, great ambiance and delicious food, standing out among global restaurant chains, which has made Haidilao restaurants into a worldwide cultural phenomenon. Haidilao has been ranked as one of the world’s most valuable restaurant brands for six consecutive years since 2019, earning the title of "World’s Strongest Restaurant Brand" for 2024 (Brand Finance). As of December 31, 2024, Super Hi had 122 self-operated Haidilao restaurants in 14 countries across four continents, making it the largest Chinese cuisine restaurant brand in the international market in terms of number of countries covered by self-operated restaurants.

Contacts

Investor Relations

Email: superhi_ir@superhi-inc.com

Phone: +1 (212) 574-7992

Public Relations

Email: media.hq@superhi-inc.com